CAMPARI

DAVIDE CAMPARI - MILANO S.p.A.

SEDE LEGALE: 20121 MILANO - VIA FILIPPO TURATI 27 - ITALIA TEL.: +39 02 6225.1 - FAX +39 02 6225312 - E-MAIL: DAVIDE......@CAMPARI.COM - WWW.CAMPARI.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MILANO N. 06672120158 - R.E.A. MILANO N. 1112227 - PARTITA IVA N. 06672120158

06014302

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

June 9, 2006

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quarterly report as of March 31, 2006, referring to the period from January 1, 2006 to March 31, 2006, as approved by the Board of Directors Meeting held on May 11, 2006, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the quarter from January 1, 2006 to March 31, 2006; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

GRUPPO CAMPARI

COMUNICATO STAMPA

RISULTATI DEL PRIMO TRIMESTRE AL 31 MARZO 2006

Andamento del primo trimestre 2006 molto positivo

Vendite nette € 182,1 milioni (+24,0%)

EBITDA € 43,2 milioni (+14,3%), pari al 23,7% sul fatturato

Risultato operativo € 38,6 milioni (+15,3%)

Utile del Gruppo prima delle imposte € 34,6 milioni (+15,5%)

Milano, 11 maggio 2006 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la relazione trimestrale al 31 marzo 2006. I risultati del Gruppo Campari del primo trimestre del 2006 sono stati decisamente positivi.

Risultati consolidati	Primo trimestre 2006 € milioni	Primo trimestre 2005 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	182,1	146,8	24,0%	20,6%
Margine commerciale	54,3	46,2	17,4%	14,9%
EBITDA prima di oneri e proventi non ordinari	43,5	37,4	16,3%	14,4%
EBITDA	43,2	37,8	14,3%	12,4%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	38,9	33,1	17,5%	15,8%
Risultato operativo = EBIT	38,6	33,5	15,3%	13,6%
Utile del Gruppo prima delle imposte	34,6	30,0	15,5%	14,4%

RISULTATI CONSOLIDATI DEL PRIMO TRIMESTRE DEL 2006

Nel primo trimestre del 2006 le **vendite del Gruppo** sono state pari a **€ 182,1 milioni**, in **crescita del 24,0%** (+20,6% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 9,3%** e da un impatto positivo dei cambi del 3,3%. La **crescita** esterna, pari al **11,3%**, è stata determinata dalle vendite dei *brand* di terzi, oggetto dei nuovi accordi di distribuzione (Jack Daniel's e gli altri *brand* di Brown-Forman sul mercato italiano, Martin Miller's Gin e il liquore Midori sul mercato statunitense; il portafoglio *spirit* del Gruppo C&C sui mercati statunitense e brasiliano) e delle recenti acquisizioni (i vini Teruzzi & Puthod e, in misura minore, lo *Scotch whisky* Glen Grant).

Il **margine commerciale** si è attestato a € 54,3 milioni, evidenziando una **crescita del 17,4%** (+14,9% a cambi costanti) e un'incidenza sulle vendite pari al 29,8%. La variazione totale è attribuibile per il 10,5% alla crescita organica, per il 4,4% alla crescita esterna e per il 2,5% al positivo effetto cambi.

L'**EBITDA prima di proventi e oneri non ordinari** è stato di € 43,5 milioni in **crescita del 16,3%** (+14,4% a cambi costanti) e con un'incidenza sulle vendite pari al 23,9%.

L'**EBITDA** è stato di € 43,2 milioni, in **crescita del 14,3%** (+12,4% a cambi costanti) e con un'incidenza sulle vendite pari al 23,7%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ordinari)** è stato di € 38,9 milioni, in **crescita del 17,5%** (+15,8% a cambi costanti) e con un'incidenza sulle vendite pari al 21,4%.

Il **Risultato Operativo (EBIT)** è stato di € 38,6 milioni, in **crescita del 15,3%** (+13,6% a cambi costanti) e con un'incidenza sulle vendite pari al 21,2%.

Relativamente agli **ammortamenti**, è opportuno precisare che la voce ammortamenti immateriali, conseguentemente all'adozione degli IAS / IFRS, non include più l'ammortamento relativo all'avviamento e ai marchi.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 35,5 milioni e ha evidenziato un **incremento del 16,8%** (+15,1% a cambi costanti).

L'**utile del Gruppo prima delle imposte** è stato di € 34,6 milioni e ha evidenziato un **incremento del 15,5%** (+14,4% a cambi costanti).

Al 31 marzo 2006 l'**indebitamento finanziario netto** è pari a € 461,6 milioni (€ 371,4 milioni al 31 dicembre 2005). Si segnala che in data 15 marzo 2006, il Gruppo Campari ha perfezionato l'acquisto dei marchi di *Scotch whisky* Glen Grant, Old Smuggler e Braemar e dei relativi *asset*, per un corrispettivo, pagato in contanti, di € 130 milioni. L'acquisizione è stata finanziata con indebitamento bancario.

VENDITE CONSOLIDATE DEL PRIMO TRIMESTRE 2006

Il **segmento *spirit***, che rappresenta il 70,9% del fatturato totale, ha registrato una **variazione positiva delle vendite del 32,6%**, determinata da una **crescita organica del 11,5%**, grazie al buon andamento dei marchi principali, a un impatto positivo dei cambi del 4,8%, e a una **crescita esterna positiva del 16,3%**. La crescita esterna è stata generata dai nuovi accordi distributivi, tra cui, in particolare, quelli relativi al *whisky* Jack Daniel's sul mercato italiano, al liquore Midori sul mercato statunitense, e al portafoglio *spirit* del Gruppo C&C sui mercati statunitense e brasiliano. Il *brand* **Campari** ha registrato una **crescita del 8,8%** a cambi costanti (+12,1% a cambi effettivi), grazie a un buon andamento in tutti i mercati principali. Le vendite di **SKYY Vodka** hanno registrato una **crescita del 22,7%** a cambi costanti (+32,8% a cambi effettivi), grazie a un positivo andamento sia negli Stati Uniti (+24,0% a cambi costanti) sia nei mercati internazionali. Con riferimento alle altre marche principali, il segmento *spirit* ha beneficiato dell'andamento decisamente positivo di **CampariSoda (+28,6%)**, **Aperol (+10,4%)** e **Ouzo 12 (+67,0%)**; **Cynar** e i ***brand* brasiliani** hanno chiuso il primo trimestre 2006 in calo rispettivamente del **17,2%** e **12,3%** a cambi costanti. Relativamente ai *brand* in licenza, si segnala il positivo andamento di ***tequila* 1800** (**+14,9%** a cambi costanti) e gli ***Scotch whisky*** (**+11,1%** a cambi costanti); **Jägermeister** ha registrato una flessione del 10,7% a cambi costanti.

Il **segmento *wine*,** pari al 10,9% del fatturato totale, ha registrato una **crescita del 1,0%**, determinata da una **variazione organica negativa del 2,5%,** da un impatto positivo dei cambi del 0,8% e da una **crescita esterna del 2,7%**, generata dalla neo-acquisita Teruzzi & Puthod. L'andamento positivo del segmento è stato trainato dai vini **Sella & Mosca** (**+22,6%**), mentre i ***vermouth*** e gli **spumanti Cinzano** hanno riportato una diminuzione rispettivamente del **15,8%** e **1,0%** a cambi costanti. Relativamente agli altri marchi del Gruppo, le vendite hanno registrato una crescita per **Mondoro** e una contrazione per **Riccadonna.**

Le **vendite di *soft drink*,** pari al 17,0% del fatturato totale e realizzate quasi interamente sul mercato italiano, evidenziano l'andamento positivo di **Crodino (+7,5%)**, della gamma **Lemonsoda, Oransoda e Pelmosoda (+13,2%)** e della marca di terzi **Lipton Ice Tea (+14,7%)**.

Relativamente alla **ripartizione geografica**, le vendite del primo trimestre 2006 sul **mercato italiano**, pari al 50,8% delle vendite del Gruppo, hanno registrato una **crescita del 13,2%**. L'Italia ha beneficiato del positivo contributo della crescita esterna (**+6,1%**) derivante principalmente dalla distribuzione di Jack Daniel's e degli altri *brand* di Brown-Forman, iniziata a maggio dello scorso anno; il *business* organico ha registrato una **crescita** delle vendite **del 7,1%**, favorita dall'**andamento positivo di tutte le marche principali**. Le vendite in **Europa,** pari al 15,2% delle vendite

consolidate, hanno segnato una **crescita del 12,4%,** determinata da una **crescita organica del 9,5%**, grazie al buon risultato conseguito in mercati europei di importanza strategica, inclusa la Germania, da un impatto negativo dei cambi del 0,1%, e da una **crescita esterna del 3,0%,** generata principalmente da Teruzzi & Puthod. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 30,2% del totale, il **mercato USA** ha registrato una **crescita organica del 20,9%** a cambi costanti, una **crescita esterna** del **40,7%** e un effetto cambi positivo del 10,9%. In **Brasile** le **vendite** hanno registrato una **variazione organica negativa del 12,8%** a cambi costanti, un effetto cambi positivo del 28,3% e una crescita esterna del 0,3%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 3,7% del fatturato totale, è **cresciuta** complessivamente del **16,8%**, trainata da una **crescita organica del 10,4%**.

* * *

CONFERENCE CALL

Si informa che alle **ore 17 di oggi, giovedì 11 maggio 2006**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo trimestre 2006. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 914 576 (numero verde)**
- **dall'estero: +39 02 3700 8208**

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.campari.com/investors.

Una **registrazione della *conference call*** sarà disponibile a partire da giovedì, 11 maggio alle ore 21:00 fino a giovedì, 18 maggio alle ore 19:00, chiamando il numero +44 1296 618 700 (codice di accesso: 755896).

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12 e Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 marzo 2006		1 gennaio - 31 marzo 2005		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	129,0	70,9%	97,3	66,2%	**32,6%**
Wine	19,8	10,9%	19,6	13,4%	**1,0%**
Soft drink	31,0	17,0%	28,5	19,4%	**9,0%**
Altri ricavi	2,2	1,2%	1,5	1,0%	**49,6%**
Totale	**182,1**	**100,0%**	**146,8**	**100,0%**	**24,0%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 marzo 2006		1 gennaio - 31 marzo 2005		Variazione
	€ milioni	%	€ milioni	%	%
Italia	92,5	50,8%	81,8	55,7%	**13,2%**
Europa	27,8	15,2%	24,7	16,8%	**12,4%**
Americhe	55,0	30,2%	34,6	23,6%	**59,0%**
Resto del mondo e *duty free*	6,8	3,7%	5,8	3,9%	**16,8%**
Totale	**182,1**	**100,0%**	**146,8**	**100,0%**	**24,0%**

Conto economico consolidato

	1 gennaio - 31 marzo 2006		1 gennaio - 31 marzo 2005		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**182,1**	**100,0%**	**146,8**	**100,0%**	**24,0%**
Costo del venduto	(78,4)	-43,1%	(59,3)	-40,4%	32,3%
Margine lordo	**103,7**	**56,9%**	**87,6**	**59,6%**	**18,4%**
Pubblicità e promozioni	(25,4)	-14,0%	(21,8)	-14,8%	16,8%
Costi di vendita e distribuzione	(24,0)	-13,2%	(19,6)	-13,3%	22,5%
Margine commerciale	**54,3**	**29,8%**	**46,2**	**31,5%**	**17,4%**
Spese generali e amministrative e altri oneri e proventi operativi	(15,3)	-8,4%	(13,1)	-8,9%	17,1%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	**38,9**	**21,4%**	**33,1**	**22,6%**	**17,5%**
Altri proventi (oneri) non ordinari	(0,3)	-0,2%	0,4	0,3%	-174,9%
Risultato operativo = EBIT	**38,6**	**21,2%**	**33,5**	**22,8%**	**15,3%**
Proventi (oneri) finanziari netti	(3,0)	-1,6%	(3,0)	-2,0%	-0,7%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,2)	-0,1%	(0,2)	-0,1%	25,0%
Utile prima delle imposte e degli interessi di minoranza	**35,5**	**19,5%**	**30,4**	**20,7%**	**16,8%**
Interessi di minoranza	(0,9)	-0,5%	(0,4)	-0,3%	105,6%
Utile prima delle imposte di pertinenza del Gruppo	**34,6**	**19,0%**	**30,0**	**20,4%**	**15,5%**
Altre informazioni economiche:					
Totale ammortamenti	(4,5)	-2,5%	(4,3)	-2,9%	6,7%
EBITDA prima di altri oneri e proventi non ordinari	**43,5**	**23,9%**	**37,4**	**25,5%**	**16,3%**
EBITDA	**43,2**	**23,7%**	**37,8**	**25,7%**	**14,3%**

(1) Al netto di sconti e accise.

GRUPPO CAMPARI

PRESS RELEASE

RESULTS FOR THE FIRST QUARTER TO 31 MARCH 2006

A very positive performance in the first quarter of 2006

Net sales: € 182.1 million (+24.0%)

EBITDA € 43.2 million (+14.3%) - 23.7% of sales

EBIT: € 38.6 million (+15.3%)

Group profit before tax: € 34.6 million (+15.5%)

Milan, 11 May 2006 - The Board of Directors of Davide Campari-Milano SpA has approved the results for the quarter ending 31 March 2006. The Group's results for the first quarter of 2006 were extremely positive.

Consolidated results	First quarter 2006 € million	First quarter 2005 € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	182.1	146.8	24.0%	20.6%
Trading profit	54.3	46.2	17.4%	14.9%
EBITDA before one-offs	43.5	37.4	16.3%	14.4%
EBITDA	43.2	37.8	14.3%	12.4%
EBIT before one-offs	38.9	33.1	17.5%	15.8%
EBIT	38.6	33.5	15.3%	13.6%
Group's profit before tax	34.6	30.0	15.5%	14.4%

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF **2006**

In the first quarter of 2006, **Group sales** totalled **€ 182.1 million**, with **an increase of 24.0%** (+20.6% at constant exchange rates).

The overall change in consolidated sales resulted from **organic growth of 9.3%** and a positive exchange rate effect of 3.3%. **External growth**, which came in at **11.3%**, was driven by sales of third-party brands covered by new distribution agreements (Jack Daniel's and other Brown-Forman brands on the Italian market, Martin Miller's Gin and Midori liqueur on the US market, and the spirits portfolio of the C&C Group on the US and Brazilian markets), as well as by recent acquisitions (Teruzzi & Puthod wines and, to a lesser extent, Glen Grant Scotch whisky).

Trading profit rose by 17.4% (+14.9% at constant exchange rates), to € 54.3 million, or 29.8% of sales. Organic growth accounted for 10.5% of the total, external growth for 4.4% and positive exchange rate effects for 2.5%.

EBITDA before one-offs increased by 16.3% (+14.4% at constant exchange rates) to € 43.5 million, or 23.9% of sales.

EBITDA rose by 14.3% (+12.4% at constant exchange rates) to € 43.2 million, or 23.7% of sales.

EBIT before one-offs went up by 17.5% (+15.8% at constant exchange rates) to € 38.9 million, or 21.4% of sales.

EBIT increased by 15.3% (+13.6% at constant exchange rates) to € 38.5 million, or 21.2% of sales.

With regard to **depreciation and amortisation**, please note that following the adoption of IAS / IFRS, the amortisation of intangible assets no longer includes goodwill and trademark amortisation.

Profit before tax and minority interests was € 35.6 million, with an **increase of 16.8%** (+15.1% at constant exchange rates).

The Group's profit before tax was € 34.6 million, with an **advance of 15.5%** (+14.4% at constant exchange rates).

At 31 March 2006, **net debt** stood at € 461.6 million (€ 371.4 million at 31 December 2005). On 15 March 2006, the Campari Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands and related assets, for a cash consideration of € 130 million. The acquisition was financed by bank debt.

CONSOLIDATED SALES IN THE FIRST QUARTER OF 2006

The **spirits segment**, which accounts for 70.9% of total sales, recorded **growth of 32.6%**, the combination of **organic growth of 11.5%,** due to a good performance from the main brands, **external growth of 16.3%** and a positive exchange rate effect of 4.8%. External growth was driven by new distribution agreements, notably for Jack Daniel's whisky on the Italian market, Midori liqueur on the US market and the spirits portfolio of the C&C Group on the US and Brazilian markets. The **Campari** brand registered **growth of 8.8%** at constant exchange rates (+12.1% at actual exchange rates), owing to a positive performance on all key markets. Sales of **SKYY Vodka rose by 22.7%** at constant exchange rates (+32.8% at actual exchange rates), thanks to a positive performance on both the US (+24.0% at constant exchange rates) and international markets. In other key markets, the spirits segment was boosted by excellent performances from **CampariSoda (+28.6%), Aperol (+10.4%**) and **Ouzo 12 (+67.0%**). However, **Cynar** and the **Brazilian brands** put in negative first-quarter performances, at **-17.2%** and **-12.3%** respectively (at constant exchange rates). Of the brands under licence, **1800 Tequila (+14.9%** at constant exchange rates) and the **Scotch whiskies (+11.1%** at constant exchange rates) performed well; **Jaegermeister** declined by **10.7%** at constant exchange rates.

The **wines segment,** which contributed 10.9% of total sales, registered **growth of 1.0%,** due to the combination of a **slight decline in existing business of 2.5%,** a positive exchange rate effect of 0.8% and **external growth of 2.7%,** generated by the newly-acquired Teruzzi & Puthod. The segment's positive performance was driven by **Sella & Mosca** wines (**+22.6%**), while the **vermouths** and **Cinzano** sparkling wines registered respective declines of **15.8%** and **1.0%** at constant exchange rates. As for the Group's other brands, **Mondoro** sales grew, but **Riccadonna** suffered a decline..

Sales of soft drinks, which came in at 17.0% of total sales and were generated almost entirely on the Italian market, show a positive performance by **Crodino (+7.5%**), the **Lemonsoda, Oransoda and Pelmosoda** range (**+13.2%**) and the third-party brand **Lipton Ice Tea (+14.7%**).

Looking now at results **by region**, first-quarter sales on the **Italian market**, which account for 50.8% of total Group sales, recorded an increase of **13.2%** in the first quarter of 2006. Italian sales were boosted by external growth of **+6.1%,** deriving mainly from the distribution of Jack Daniel's and the other Brown-Forman brands (from May 2005), and **organic growth** of **7.1%**, thanks to a **positive performance from all key brands. European sales,** which came in at 15.2% of total consolidated sales, registered **growth of 12.4%,** combining **organic growth of 9.5%**, driven by the positive results achieved in strategically important European markets, including Germany, a negative exchange rate effect of 0.1%, and **external growth of 3.0%,** chiefly generated by Teruzzi & Puthod. In the Americas, which account for 30.2% of total sales, the **US market** registered **organic growth of 20.9%** at constant exchange rates, **external growth of 40.7%** and a positive exchange rate effect of 10.9%. In **Brazil, sales** registered **decline in existing business of 12.8%** at constant exchange rates, a positive exchange rate effect of 28.3% and external growth of 0.3%. Sales in the **rest of the**

world (including duty free sales), which account for 3.7% of total sales, **grew** by **16.8%** in total, driven by **organic growth of 10.4%**.

* * *

CONFERENCE CALL

Please note that at **17.00 today, Thursday 11 May 2006,** Campari's management will hold a conference call to present the Group's first quarter results for 2006 to analysts, investors and journalists. To participate, please dial one of the following numbers:

- **from Italy: 800 914 576 (toll free number)**
- **from abroad: +39 02 3700 8208**

The **presentation** slides can be downloaded before the conference call from the main investor relations page of Campari's website, at **www.campari.com/investors**.

A **recording of the conference call** will be available from 21.00 on Thursday 11 May until 19.00 on Thursday 18 May. To hear it, please call +44 1296 618 700 (access code: 755896).

The **Campari Group** is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, CampariSoda, Glen Grant, Ouzo 12 and Zedda Piras and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

CAMPARI GROUP

Consolidated net revenues by segment

	1 January - 31 March 2006 € million	%	1 January - 31 March 2005 € million	%	Change %
Spirits	129.0	70.9%	97.3	66.2%	**32.6%**
Wines	19.8	10.9%	19.6	13.4%	**1.0%**
Soft drinks	31.0	17.0%	28.5	19.4%	**9.0%**
Other revenues	2.2	1.2%	1.5	1.0%	**49.6%**
Total	**182.1**	**100.0%**	**146.8**	**100.0%**	**24.0%**

Consolidated net revenues by geographic area

	1 January - 31 March 2006 € million	%	1 January - 31 March 2005 € million	%	Change %
Italy	92.5	50.8%	81.8	55.7%	**13.2%**
Europe	27.8	15.2%	24.7	16.8%	**12.4%**
Americas	55.0	30.2%	34.6	23.6%	**59.0%**
Rest of the world and duty free	6.8	3.7%	5.8	3.9%	**16.8%**
Total	**182.1**	**100.0%**	**146.8**	**100.0%**	**24.0%**

Reclassified consolidated income statement

	1 January - 31 March 2006 € million	%	1 January - 31 March 2005 € million	%	Change %
Net sales (1)	**182.1**	**100.0%**	**146.8**	**100.0%**	**24.0%**
Total cost of goods sold	(78.4)	-43.1%	(59.3)	-40.4%	32.3%
Gross margin	**103.7**	**56.9%**	**87.6**	**59.6%**	**18.4%**
Advertising and promotion	(25.4)	-14.0%	(21.8)	-14.8%	16.8%
Sales and distribution expenses	(24.0)	-13.2%	(19.6)	-13.3%	22.5%
Trading profit	**54.3**	**29.8%**	**46.2**	**31.5%**	**17.4%**
G&A and other operating income / expenses	(15.3)	-8.4%	(13.1)	-8.9%	17.1%
EBIT before one-off's	**38.9**	**21.4%**	**33.1**	**22.6%**	**17.5%**
One-off's	(0.3)	-0.2%	0.4	0.3%	-174.9%
Operating profit = EBIT	**38.6**	**21.2%**	**33.5**	**22.8%**	**15.3%**
Net financial income (expenses)	(3.0)	-1.6%	(3.0)	-2.0%	-0.7%
Income from associates	(0.2)	-0.1%	(0.2)	-0.1%	25.0%
Pretax profit	**35.5**	**19.5%**	**30.4**	**20.7%**	**16.8%**
Minority interests	(0.9)	-0.5%	(0.4)	-0.3%	105.6%
Group's pretax profit	**34.6**	**19.0%**	**30.0**	**20.4%**	**15.5%**
Other information:					
Depreciation	(4.5)	-2.5%	(4.3)	-2.9%	6.7%
EBITDA before one-off's	**43.5**	**23.9%**	**37.4**	**25.5%**	**16.3%**
EBITDA	**43.2**	**23.7%**	**37.8**	**25.7%**	**14.3%**

(1) Net of discounts and excise duty.

GRUPPO
CAMPARI

REPORT FOR THE QUARTER ENDING 31 MARCH 2006

CONTENTS

Highlights

	First quarter 2006 € million	First quarter 2005 € million	% change	% change at constant exchange rates
Net sales	182.1	146.8	24.0%	20.6%
Trading profit	54.3	46.2	17.4%	14.9%
EBITDA before one-offs	43.5	37.4	16.3%	14.4%
EBITDA	43.2	37.8	14.3%	12.4%
EBIT	38.6	33.5	15.3%	13.6%
ROS % [1]	21.2%	22.8%		
Profit before taxes and minority interests	35.5	30.4	16.8%	15.1%
Group profit before taxes	34.6	30.0	15.5%	14.4%

	31 March 2006	31 December 2005
Net debt [2]	(461.6)	(371.4)

[1]: EBIT / net sales
[2]: Net debt includes a liability contingent on the future exercise of a put option held by the minority shareholders of Skyy Spirits, LLC that at 31 March 2006 and 31 December 2005 amounted to € 45.1 million and € 45.5 million respectively.

Management Report

Significant events in the quarter

Distribution of the C&C and Midori brands in the United States

The Group's US portfolio was extended at the start of January 2006 following the conclusion of two major distribution agreements by Skyy Spirits, LLC relating to prestigious international brands owned by the Suntory group (notably Midori, a melon-flavoured liqueur) and C&C group (including Carolans Irish Cream, a whiskey-based cream liqueur, the Irish whiskey Tullamore Dew, and the Irish Mist liqueur).

The distribution agreement with C&C covers a number of other markets besides the US, including Brazil.

Acquisition of Glen Grant

The Campari Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands from the Pernod Ricard Group on 15 March 2006.

The acquisition, which was announced on 22 December 2005, was part of a programme of disposals imposed on the French company by the European Commission following its acquisition of Allied Domecq together with the US group Fortune Brands.

Under the terms of the agreement, the Campari Group acquired, in addition to the three aforementioned brands, the related stocks (including finished products and stock in the ageing process) and the Glen Grant distillery in Rothes, Scotland.

The price of the transaction was € 130 million - € 115 million for Glen Grant (equivalent to 9.2x the brand's contribution margin in 2004) and € 15 million for Old Smuggler and Braemar (equivalent to 2.5x the brands' contribution margin in 2004).

Winding-up of Longhi & Associati S.r.l.

On 30 January 2006 the Board of Directors of Longhi & Associati S.r.l. voted to wind up the company. It will cease trading once all outstanding transactions have been completed.

Sesto San Giovanni site

The urban regeneration of the Sesto San Giovanni site owned by the Parent Company began, following the adoption of an integrated programme of action, with the aim, *inter alia*, of building the company's new Italian headquarters on this site.

This project should be completed by the end of May.

Reorganisation of sales network in Italy

The Group launched a drive to rationalise its Italian sales network at the start of 2006.

The project entailed the creation of two separate sales organisations, one focusing on spirits and non-alcoholic beverages and controlled by Campari Italia S.p.A., the other dedicated mainly to the distribution of wines and managed by Sella & Mosca S.p.A. in Sardinia and by Sella & Mosca Commerciale S.r.l. elsewhere in Italy.

As part of this reorganisation, Barbero 1891 S.p.A. discontinued its sales and distribution activities.

Sales performance

Introduction

Following the introduction of new international accounting standards, the Campari Group has adopted a strict interpretation of IAS 18 in relation to the calculation of its revenues.

Accordingly, trade allowances for promotional activities carried out by retailers and billed to Group companies have been reclassified as discounts, and thus now have a direct impact on net sales.

Previously, these expenses were classified as promotions and were therefore recorded in the profit and loss account under "advertising and promotional costs."

The net sales figure of € 152.5 million shown in the report for the quarter ending 31 March 2005, when the Company was still applying Italian accounting principles, does not reflect this new IAS interpretation.

Therefore, to provide a like-for-like comparison with this first 2006 quarterly report, the sales figure reported in the first quarter of 2005 has been restated for IAS purposes and therefore reduced in this report by € 5.8 million.

All figures in the report are expressed in million euro for ease of reference.

In certain cases, this rounding method has resulted in small inconsistencies due to the fact that all percentage changes and percentages are calculated using the original amounts expressed in thousand euro.

Overall performance

Given that the first quarter is traditionally a period of modest trading activity and figures for the period are therefore generally of limited significance, the Group's performance in the first quarter of 2006 was extremely positive: net consolidated sales, at € 182.1 million, were 24.0% higher than in the same period last year.

This increase was the result of organic growth of 9.3%, external growth of 11.3%, and a positive exchange rate effect of 3.3%, as detailed in the table below.

	€ million	% change on first quarter 2005
- net sales in the first quarter of 2006	182.1	
- net sales in the first quarter of 2005	146.8	
total change	**35.2**	**24.0%**
of which:		
organic growth before exchange rate effect	13.7	9.3%
changes in the basis of consolidation	16.6	11,3%
exchange rate effect	4.9	3,3%
total change	**35.2**	**24.0%**

The organic growth figure of 9.3% was attributable mainly to the excellent results posted by the spirits and, to a lesser extent, soft drinks divisions.

Organic growth in sales of the Group's spirits portfolio benefited in particular from robust growth in sales of its principal brands (particularly SKYY Vodka and Aperol) and contingent factors that in some cases (including in the case of CampariSoda, Ouzo 12 and, in certain markets only, Campari) resulted in particularly favourable comparisons with the first quarter of last year.

The contribution of external growth was significant, at 11.3%, and principally attributable to sales of the third-party brands covered by new distribution agreements.

For example, in the second half of last year, the Group began distributing Jack Daniel's and other Brown Forman brands on the Italian market, plus Martin Miller's ultra premium gin, owned by UK company Reformed Spirits Company Ltd, on the US market.
Also, at the start of 2006, the Group began distributing Midori, a melon-flavoured liqueur owned by the Suntory group, and the spirits portfolio of the C&C Group (Carolans, Tullamore Dew and Irish Mist), in the US.
The new agreement with the C&C Group also covers Brazil where, in addition to the aforementioned brands, the Campari Group is now distributing the liqueur Frangelico.
As regards additions to the Group's portfolio in the first quarter of 2006, while Teruzzi & Puthod wines are included from the start of January, the impact of Glen Grant, Old Smuggler and Braemar is as yet negligible, as sales of these brands are included from 15 March only, the date on which the acquisition was finalised.
The table below gives a breakdown, by brand, of the sales underpinning the group's external growth.

Consolidated sales in first quarter 2006: breakdown of external growth	€ million
Jack Daniel's and other Brown Forman brands	4.7
Martin Miller's	0.1
C&C brands	7.1
Suntory brands	3.7
Glen Grant, Old Smuggler and Braemar	0.6
Teruzzi & Puthod	0.5
Total	**16.6**

Sales in the first quarter of 2006 were boosted by a positive exchange rate effect of 3.3%, as the two foreign currencies with a material impact on the Group's results, i.e. the US dollar and the Brazilian real, both rose relative to their average value in the first quarter of 2005, gaining 9.0% and 32.5% respectively.

Average exchange rates for the period 1 January - 31 March	2006	2005	% change
US$ x € 1	1.202	1.311	
€ x US$	0.8319	0.7631	9.0%
BRL x € 1	2.640	3.497	
€ x BRL 1	0.3788	0.2859	32.5%
CHF x € 1	1.559	1.549	
€ x CHF1	0.6415	0.6456	-0.6%
JPY x € 1	140.514	136.984	
€ x JPY 1,000	7.1167	7.3001	-2.5%

Sales by region

The overall quarterly sales increase of 24.0%, or 9.3% like-for-like, reflects robust performances in all regions.
The first table below shows the breakdown and growth of net sales by region, while the second breaks down the total change in each region by organic growth, external growth and the effect of exchange rate movements.

Sales by region	1 January - 31 March 2006		1 January - 31 March 2005		% change
	€ million	%	€ million	%	2006/2005
Italy	92.5	50.8%	81.8	55.7%	13.2%
Europe	27.8	15.2%	24.7	16.8%	12.4%
United States	55.0	30.2%	34.6	23.6%	59.0%
Rest of the world and duty free	6.8	3.7%	5.8	3.9%	16.8%
Total	182.1	100.0%	146.8	100.0%	24.0%

Breakdown of % change in sales by region	Total % change 1 January - 31 March	of which external growth	of which organic growth	of which exchange rate effect
Italy	13.2%	6.1%	7.1%	0.0%
Europe	12.4%	3.0%	9.5%	-0.1%
United Sales	59.0%	30.8%	14.3%	13.9%
Rest of the world and duty free	16.8%	4.4%	10.4%	2.0%
Total	24.0%	11.3%	9.3%	3.3%

In **Italy** net sales rose by 13.2% in the quarter, driven by external growth (6.1%) and organic growth (7.1%) in almost equal proportion.
External growth was almost entirely attributable to Jack Daniel's, which the Group began distributing on the Italian market in May. The contribution of new acquisitions is still minimal as sales of Glen Grant (for which Italy constitutes the main market) were consolidated only as of 15 March, and sales of the Italian Teruzzi & Puthod wines are largely concentrated on other European markets.
Organic growth was underpinned by strong sales of Campari, CampariSoda, Aperol and the entire soft drinks segment in general, which benefited from a favourable base for comparison as sales in the first quarter of 2005 were relatively modest.

In **Europe** net sales were 12.4% higher overall.
Stripping out changes in the basis of consolidation, the increase on the prior-year period was 9.5%, reflecting strong growth on the German market and the normalisation of market conditions in Austria, Russia and, with regards to Ouzo 12, Greece.
Sales on these markets were artificially low in the first quarter of last year due either to changes in local distributors or, in the case of Ouzo 12 in Greece, the introduction of new packaging.
The external growth figure of 3.0% was principally attributable to sales of Teruzzi & Puthod wines.

Overall sales in the **Americas** were up 59.0% in the quarter thanks to very positive contributions from all three components of growth.
Organic growth was 14.3% and external growth 30.8%, while exchange rates effects boosted sales by 13.9%.
The tables below give more details of the Group's performance in the Americas.

Sales in the Americas	1 January - 31 March 2006		1 January - 31 March 2005		% change
	€ million	%	€ million	%	2006/2005
USA	45.0	81.8%	26.1	75.4%	72.5%
Brazil	7.5	13.6%	6.5	18.7%	15.7%
Other countries	2.5	4.6%	2.0	5.9%	23.1%
Total	55.0	100.0%	34.6	100.0%	59.0%

Breakdown of % change in sales in the Americas	Total % change 1 January - 31 March	of which external growth	of which organic growth	of which exchange rate effect
USA	72.5%	40.7%	20.9%	10.9%
Brazil	15.7%	0.3%	-12.8%	28.3%
Other countries	23.1%	1.2%	15.9%	6.0%
Total	59.0%	30.8%	14.3%	13.9%

The **United States** generated very strong results in the first quarter of 2005, with total sales surging 72.5% ahead of the same period last year.
The performance of SKYY Vodka and the other brands distributed by the Group was extremely robust, generating organic growth of 20.9%.
Note however that sales to distributors on the US market were relatively slow to take off at the start of 2005.
Conversely, the new distribution agreements covering the C&C and Suntory brands in effect since the start of January 2006 boosted sales by more than US$ 12 million, helping generate an external growth figure of 40.7%.
Lastly, the rise in the value of the US dollar contributed to a positive exchange rate effect of 10.9%.
The situation in **Brazil** was in stark contrast to that of the US. Although overall sales were ahead 15.7%, stripping out the very positive impact of a stronger Brazilian real (28.3%) organic growth would have been a negative 12.8%.
However, first-quarter sales in Brazil are of limited significance since they account for only a very small percentage of total annual sales (12% in 2005).
Sales in the rest of the Americas were modest in absolute terms but were significant percentage-wise. Overall, at actual exchange rates, sales were up 23.1%, with organic growth at 15.9%.

Sales in the **rest of the world**, which includes duty free sales in all regions and accounts for just 3.7% of the total Group figure, were ahead 16.8% overall. At constant exchange rates and excluding changes in the basis of consolidation, sales growth came out at 10.4%.

Sales by business area

The breakdown of first-quarter sales by business area reveals steady growth in the spirits segment, healthy increases in soft drink sales and stable sales in the wine segment.
The first of the two tables below shows growth in net sales by business area, while the second breaks down the total change by organic growth, external growth and the effect of exchange rate movements.

Sales by segment	1 January - 31 March		1 January - 31 March 2005		% change
	€ million	%	€ million	%	2006/2005
Spirits	129.0	70.9%	97.3	66.2%	32.6%
Wine	19.8	10.9%	19.6	13.4%	1.0%
Soft drinks	31.0	17.0%	28.5	19.4%	9.0%
Other sales	2.2	1.2%	1.5	1.0%	49.6%
Total	182.1	100.0%	146.8	100.0%	24.0%

Breakdown of % change in sales by segment	Total % change 1 January - 31 March	of which external growth	of which organic growth	of which exchange rate effect
Spirits	32.6%	16.3%	11.5%	4.8%
Wines	1.0%	2.7%	-2.5%	0.8%
Soft drinks	9.0%	0.0%	9.0%	0.0%
Other sales	49.6%	18.8%	29.1%	1.8%
Total	24.0%	11.3%	9.3%	3.3%

Spirits

Net sales of spirits totalled € 129.0 million, an advance of 32.6% on the first quarter of 2005. Stripping out the significant contribution of external growth (16.3%) and positive exchange rate effects (4.8%), organic growth in this segment remains in double digits (11.5%), reflecting a healthy performance in all the Group's main markets.

Net sales of **Campari** were 8.8% higher in the first quarter of 2006 at constant exchange rates, and 12.1% higher factoring in the positive exchange rate effect attributable mainly to the appreciation of the Brazilian real.
This impressive performance was underpinned by good results on all the principal markets, that is, Italy, Germany and Brazil.
In addition, in the first quarter of 2006 Campari benefited from a favourable comparison base on some important European markets, since sales were especially low in the first quarter of 2005 when the Group was in the process of switching distributors.

The **SKYY brand** (SKYY Vodka and flavoured lines) generated first-quarter organic sales growth of 22.7% assuming constant exchange rates.
At actual exchange rates, the positive effect of a stronger US dollar takes growth to 32.8%.
The Group's overall results owe much to its strong performance in the United States (24.0%), which accounts for more than 80% of brand sales by volume and regularly records double-digit growth in sales to end consumers.
Growth in net sales to export markets was also robust in the first quarter, at 14.2%.

Sales of **CampariSoda**, which are almost entirely concentrated on the Italian market, closed the quarter ahead 28.6%.
This quarterly sales growth is considerably higher than real growth in brand consumption and is attributable to promotional activities planned in the second half of 2005.

The first quarter of 2006 was also a very good one for **Aperol**, which, thanks to real growth in consumption, posted a 10.4% increase in sales.
Driven primarily by the Italian market, this advance may be considered more than satisfactory given that the brand has been registering robust double-digit growth rates without hiatus for over two years.
As regards brand sales on export markets, sales in Germany continue to grow at an encouraging pace.

The first quarter of 2006 was also an especially strong one for sales of **Aperol Soda,** a product sold exclusively on the Italian market.

Sales of Group brands in Brazil suffered a 17.2% decline in local currency in the first quarter of the year, a period traditionally associated with very modest sales.

Sale of both **Dreher** aguardiente and the **admix whiskies** Old Eight and Drury's come out badly in comparisons with the first quarter of 2005, when sales were boosted by the positive effect of sizeable price rises.
However, the sharp rise in the value of the Brazilian real meant that, in euro terms, the Group's accounts show positive growth (9.7%) for these brands as well.

Sales of **Ouzo 12** rose by 67.0% overall. The German market generated healthy sales growth but the strength of the total figure was attributable principally to the Greek market.
This reflects the fact that last year, prior to the launch of new packaging in April, the Group's local distributor in Greece implemented a drastic stock reduction policy across all sales channels that held back first-quarter figures significantly.

First-quarter sales of **Cynar** were 12.3% lower than in the same period last year (10.1% lower at actual exchange rates), reflecting negative performances on all the brand's key markets, i.e. Italy, Brazil and Switzerland.

On the Italian ready-to-drink market, meanwhile, the severe downturn apparent in 2005 continued, leaving sales of **Campari Mixx** 43.5% lower than in the first quarter of 2005.

On the Group's other markets, sales of Zedda Piras liqueurs and, to a lesser extent, Biancosarti liqueurs dropped sharply.

First-quarter sales of the principal **third-party brands** were as follows:

- organic growth for Scotch whiskies of 11.1% at constant exchange rates and 19.8% at actual exchange rates;
- 14.9% growth in the United States (in local currency) for **1800 Tequila** (25.2% at actual exchange rates);
- a decline of 10.5% for **Jägermeister** in Italy.

Wines

Net wine sales in the first quarter of 2006 were € 19.8 million, broadly in line (+1.0%) with the figure posted in the corresponding period of 2005.
Teruzzi & Puthod wines were consolidated in the Group accounts for the first time this quarter, and contributed 2.7% to external growth, thereby offsetting the 2.5% negative organic growth figure.
The effect of exchange rates was marginal (a positive 0.8%).

Sales of the Group's principal brands were subject to disparate trends and in some cases quite substantial change - although once again we should mention the relatively limited significance of figures for the first quarter when sales are generally lower in absolute terms and inevitably come out badly in comparisons with the higher consumption typifying the Christmas and New Year period.

Quarterly sales of **Cinzano sparkling wines** were 1.0% lower at constant exchange rates and 1.2% at actual exchange rates as positive trends in Germany were offset by negative trends in Italy.

Sales of Cinzano vermouth fell by 15.8% at constant exchange rates and 13.6% at actual exchange rates, although the currently positive trend in brand consumption suggests that this decline should be more than offset in the course of the year.

Sella & Mosca wines generated sales growth of 22.1% in the first quarter (22.6% at actual exchange rates), reflecting a strong performance in Italy, the brand's main market, and considerably higher international sales.

First-quarter results for the Group's other brands were mixed. Sales of **Riccadonna** sparkling wines fell, but sales of **Mondoro** sparkling wines rose thanks to a strong performance on the important Russian market and the extension of its distribution to embrace new markets including the United States and New Zealand.

Soft drinks

In the first quarter of 2006 sales of soft drinks totalled € 31.0 million, a 9.0% advance on the same period last year.
Sales were positive for the non-alcoholic drink **Crodino** (+7.5%) and the **Lemonsoda, Oransoda and Pelmosoda** range (+13.2%).
They were slightly negative for mineral waters (-4.6%), but positive for **Lipton Ice Tea,** a third-party brand which Campari distributes in Italy and which enjoyed sales growth of 14.7%.

Other sales

This minor segment includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods.
In the first quarter of 2006, "other sales" totalled € 2.2 million, equating to an overall advance of 49.6%.
Sales of new filling, i.e. the malt distillate produced and sold by the Glen Grant Distillery Company Ltd to the Pernod Ricard Group pursuant to the agreements concluded at the time of the Glen Grant acquisition have been included under this segment since 15 March 2006.
In the January to March period, these sales were classified as external growth and showed an increase of 18.8%.

Consolidated financial statements

Preparation criteria

In accordance with the provisions of Regulation (EC) 1606 dated 19 July 2002, the Campari Group adopted international accounting standards (IAS / IFRS) as of 1 January 2005.
As a result, this quarterly report has been prepared by applying the valuation and measurement criteria established under IAS / IFRS and adopted by the European Commission.
The accounting principles applied are consistent with those described in the consolidated financial statements for the year ending 31 December 2005.

The same criteria were used to prepare comparable profit and loss accounts and balance sheets.
With regards to profit and loss account data for the quarter ending 31 March 2005 presented for comparison purposes, the effects of the transition to IAS / IFRS are shown in the Appendix to this first-quarter report, together with the reconciliations required under IFRS 1 (First-Time Adoption of International Financial Reporting Standards), accompanied by the related explanatory notes.

The quarterly report and consolidated financial statements for the period to 31 March 2006 have been prepared in accordance with Issuer Regulations 11971/1999, as amended by Consob resolution 14990 of 14 April 2005.
In particular, as provided for in article 82 ("Quarterly reports") of the aforementioned regulations, this report is not subject to audit, and has been prepared in accordance with Appendix 3D.

The quarterly report to 31 March 2006 was authorised for publication by resolution of the relevant administrative body on 11 May 2006.

Basis of consolidation

The consolidated quarterly report includes the profit and loss accounts and balance sheets of the Parent Company and Italian and foreign subsidiaries at 31 March 2006, which were prepared in accordance with international accounting standards.
Joint ventures and companies over which the Group exercises a significant influence are accounted for by the equity method.

In the first three months of 2006, following the acquisition of Glen Grant (described above), the following companies, which are fully owned by DI.CI.E. Holding B.V., were included in the basis of consolidation for the first time:
- Glen Grant Whisky Company Ltd.;
- Glen Grant Distillery Company Ltd.;
- Glen Grant Ltd.;
- Old Smuggler Whisky Company Ltd.

In addition, a new Group company, Campari Finance Belgium, which is fully owned by the Parent Company and has its registered offices in Brussels, was created.
Moreover, this is the first consolidated quarterly report to include the profit and loss results of Teruzzi & Puthod S.r.l., although its balance sheet figures were included in the financial statements for the year ending 31 December 2005, as its acquisition was concluded at the end of December.

Consolidated profit and loss account for the first quarter of 2006

The consolidated profit and loss account has been drawn up in accordance with the new international financial reporting standards and is presented for comparison with that of 2005, as reclassified.
In the first quarter of 2006, the Campari Group posted robust financial results, with double-digit growth in all measures of profitability.

	First quarter 2006		First quarter 2005		% change
	€ million	%	€ million	%	
Net sales	**182.1**	**100.0%**	**146.8**	**100.0%**	**24.0%**
Cost of goods sold	(78.4)	-43.1%	(59.3)	-40.4%	32.3%
Gross margin	**103.7**	**56.9%**	**87.6**	**59.6%**	**18.4%**
Advertising and promotional costs	(25.4)	-14.0%	(21.8)	-14.8%	16.8%
Sales and distribution costs	(24.0)	-13.2%	(19.6)	-13.3%	22.5%
Trading profit	**54.3**	**29.8%**	**46.2**	**31.5%**	**17.4%**
General and administrative expenses and other operating income and charges	(15.3)	-8.4%	(13.1)	-8.9%	17.1%
EBIT before one-offs	**38.9**	**21.4%**	**33.1**	**22.6%**	**17.5%**
Other one-offs	(0.3)	-0.2%	0.4	0.3%	-174.9%
EBIT	**38.6**	**21.2%**	**33.5**	**22.8%**	**15.3%**
Net financial income (charges)	(3.0)	-1.6%	(3.0)	-2.0%	-0.7%
Share in profit (loss) of companies valued at equity	(0.2)	-0.1%	(0.2)	-0.1%	25.0%
Profit before taxes and minority interests	**35.5**	**19.5%**	**30.4**	**20.7%**	**16.8%**
Minority interests	(0.9)	-0.5%	(0.4)	-0.3%	105.6%
Group profit before taxes	**34.6**	**19.0%**	**30.0**	**20.4%**	**15.5%**
Total depreciation and amortisation	(4.5)	-2.5%	(4.3)	-2.9%	6.7%
EBITDA	**43.2**	**23.7%**	**37.8**	**25.7%**	**14.3%**
EBITDA before other one-offs	**43.5**	**23.9%**	**37.4**	**25.5%**	**16.3%**

Net sales in the quarter totalled € 182.1 million.
The breakdown of this figure (which equates to an advance of 24.0%) by region and by brand is provided above.

The **cost of goods sold** was equivalent to 43.1% of net sales, which is higher than last year's 40.4%.
The increase stems from the consolidation of brands covered by new distribution agreements, which tend to carry a higher cost of goods sold, as a percentage of net sales, than the organic business, and which generated particularly robust sales in the first quarter of the year.
The effect of changes in the basis of consolidation was negative in terms of the variable component of cost of goods sold and thus had a dilutive effect on the gross margin (-4.2 percentage points).

Production costs, on the other hand, were lower as a percentage of net sales (-1.5 percentage points), and were also kept lower in absolute terms as targeted in the industrial restructuring plan, which is now fully complete.

Advertising and promotional costs absorbed 14.0% of sales, which was slightly less than last year (14.8%).
This decrease (like the increase in the cost of goods sold above) was attributable to the new brands distributed by the Group.
These brands necessitated high advertising and promotional expenditure, although this was in part offset by contributions received from the owners of the brands in question.
Note also that, historically, advertising and promotional expenditure in the first quarter of the year is generally lower than the annual average (accounting for 17.2% of the total in 2005).

Sales and distribution costs as a percentage of sales were largely unchanged, coming out at 13.2%, compared with 13.3% in the first quarter of 2005.
Distribution costs, which are almost entirely variable, rose in proportion to sales growth.
Total sales and marketing costs, which have a far greater fixed cost component, rose substantially in the quarter, in line with the growth in net sales.
This was due primarily to the additions and improvements to Skyy Spirits, LLC's sales and marketing operations necessary to effectively manage the distribution of new brands and, to a lesser extent, to a generalised strengthening of the Group's other operational divisions.

Trading profit for the first quarter of 2006 was € 54.3 million, corresponding to an overall 17.4% advance on the same period last year attributable to:
- organic growth of 10.5%;
- external growth of 4.4%;
- a positive exchange rate effect of 2.5%.

General and administrative expenses and **other operating income and charges** fell as a percentage of sales, dipping from 8.9% in the first quarter of 2005 to 8.4% in the same quarter of 2006.
The overall 17.1% rise in general and administrative expenses incorporates a considerable 4.5% exchange rate effect, while the effect of changes in the basis of consolidation was a more contained 0.4%.
Stripping out these factors, organic growth in general and administration expenses was 12.2%, a figure reflecting the significant non-recurring charges for organisational consultancy services incurred.

With the adoption of the new international accounting standards (IAS 38), the value of consolidation differences and trademarks with an indefinite life may no longer be amortised.
Consequently, "goodwill and trademark amortisation" no longer appears as an item in the profit and loss account prepared using IAS/IFRS in the two periods under comparison.

EBIT before one-offs was € 38.9 million, an increase of 17.5% compared to the same period last year.

The balance of **other one-offs** in the quarter was a net expense of € 0.3 million, reflecting one-off charges incurred in the Glen Grant acquisition.
Since the net balance of this item in the same period last year was a positive €0.4 million, the impact of the change in this account on the Group's results was to reduce net profit by € 0.7 million.

EBIT was 15.3% higher than in the first quarter of 2005, at € 38.6 million, giving an EBIT margin of 21.2% (compared with 22.8% in 2005).

The **EBITDA before other one-offs** and **EBITDA** lines measure, respectively, the Group's earnings from ordinary activities and its earnings before interest, taxes, depreciation and amortisation.
The total charge for **depreciation and amortisation** of tangible and intangible fixed assets recorded in the period was € 4.5 million, which is a very modest increase on the charge of € 4.3 million recorded in the first quarter of 2005.
EBITDA before one-offs was € 43.5 million, up 16.3%, while **EBITDA** totalled € 43.2 million, up 14.3%.

Net financial charges for the period amounted to € 3.0 million, in line with last year's expense.
Note that the € 130 million increase in debt occasioned by the recent acquisition of Glen Grant had only a minimal impact on financial charges for the first quarter of 2006, as the acquisition was not finalised until 15 March.
As regards the breakdown of debt, the weighting of US dollar-denominated debt, which accrues interest at a higher rate than euro-denominated debt, fell relative to the same period last year.

The Group's share in the **profits or losses of companies valued at equity** showed a loss of € 0.2 million, in line with the loss recorded in the same period last year.
The companies accounted for by the equity method are four trading companies that distribute products made by the Group and its partners in the major European markets of Belgium, the Netherlands, the UK and Spain.

Profit before taxes and minority interests grew 16.8% compared to last year, to € 35.5 million.

Minority interests, i.e., the share of profits attributable to third parties, were € 0.9 million, markedly higher than the figure of € 0.4 million recognised in the first quarter of 2005.
This account is composed almost entirely of the share of the profits of Skyy Spirits, LLC, which almost doubled in the quarter, attributable to third parties.
Finally, the quarterly figures incorporate two factors that broadly offset each other: firstly, at the end of February last year third parties had a greater ownership interest in the US company's capital; secondly, positive exchange rate effects have increased the value of minority interests in 2006.
Profit before taxes was 15.5% higher than in the first quarter of 2005, at € 34.6 million.

Financial situation

The table below shows net debt for the Campari Group at 31 March 2006, together with comparable figures for 31 December 2005.

Note that this table includes a liability contingent on the future exercise of the put option on shares of Skyy Spirits, LLC currently held by minority interests.

For clarity, this liability has been recorded separately from net debt deriving from operating activities in the period, since it relates to a possible future acquisition.

	31 March 2006	31 December 2005
	€ million	€ million
Cash, banks and marketable securities	378.8	247.5
Payables to banks	(345.8)	(112.8)
Real estate lease payables	(3.0)	(3.1)
Private placements and bond issues	(6.6)	(9.6)
Other financial assets and liabilities	(1.2)	(1.4)
Short-term debt	**22.1**	**120.6**
Payables to banks	(26.1)	(26.7)
Real estate lease payables	(18.3)	(19.0)
Private placements and bond issues	(391.6)	(397.7)
Other financial payables	(2.7)	(3.0)
Medium - long-term debt	**(438.7)**	**(446.5)**
Debt from operating activities	**(416.5)**	**(325.9)**
Payable on exercise of Skyy Spirits, LLC put option	(45.1)	(45.5)
Net debt	**(461.6)**	**(371.4)**

Financial resources absorbed in the first quarter were € 90.2 million.

The acquisition of Glen Grant, which was finalised in March, entailed a financial outlay of around € 130 million which was financed by short - term bank debt.

Industrial investments absorbed funds of € 5.6 million.

As regards cash flows on operating activities in the period, the change in working capital relative to 31 December 2005 is as follows:

	31 March 2006	31 December 2005	change
	€ million	€ million	€ million
Trade receivables	194.0	237.4	-43.4
Inventories	187.0	135.3	51.7
Payables to suppliers	-137.2	-150.2	13.0
Net working capital	**243.8**	**222.5**	**21.3**

Working capital increased by € 21.3 million in the quarter in question.

The breakdown of the various factors contributing to this rise shows that, in addition to exchange rate effects and the impact of changes in the basis of consolidation following the first-time consolidation of newly-acquired Glen Grant, the start-up of distribution of products owned by the Suntory and C&C groups was also significant.

	€ million
Total change in net working capital	21.3
of which:	
exchange rate effect	0.6
effect of changes in basis of consolidation following Glen Grant acquisition	23.6
effect of new distribution agreements	11.4
Organic growth	-14.3
Total change	21.3

Stripping out the above effects, i.e., on a same group structure basis and at constant exchange rates, working capital would have fallen by € 14.3 million or 6.4% in the quarter.
The table below shows net working capital, thus restated, as a percentage of sales, plus comparable figures at 31 December 2005.

	31 March 2006 € million	31 December 2005 € million
Net working capital (adjusted)	208.2	222.5
Sales 12-month moving average* (adjusted)	834.4	809.9
Net working capital as % of net sales 12-month moving average	24.9%	27.5%

* 12-month moving average sales at 31 March 2005 exclude sales deriving from new distribution agreements, in line with the adjustment to working capital.

Events taking place after 31 March 2006

Ordinary and extraordinary meeting of shareholders of the Parent Company

Shareholders of Davide Campari-Milano S.p.A. approved the results for the year ending 31 December 2005 at a meeting held on 24 April 2006.

The distribution of a dividend of € 0.10 per share was also approved.

At the same meeting, shareholders voted to authorise the Board of Directors to carry out purchases and/or sales of own shares, mainly to cover the requirements of the stock option plan, up to a limit of 10% of the Company's capital taking into account shares already in the Company's possession.

This authorisation remains valid until 30 June 2007.

At the extraordinary general meeting, shareholders approved an amendment to article 5 of the Company's articles of association giving the Board of Directors powers to increase capital, against payment or otherwise, up to a total nominal value of € 100,000,000.00 (one hundred million), to issue bonds convertible into shares and/or securities (other than bonds) conferring share subscription rights, and to issue other non-equity financial instruments.

Outlook

With regards to the short- and medium-term business outlook, the moderately upbeat stance expressed by management on publication of its results for the year ending 31 December 2005 has been confirmed.

Although first-quarter results are of little significance for the purpose of full-year forecasts, the sales and financial results achieved in the period are more than satisfactory.

In addition, not just the quantitative data, but also the qualitative information reveals positive signs that confirm the validity of the strategic choices and organisational plans implemented last year.

Transition to International Accounting Standards (IAS / IFRS)

In accordance with the provisions of Regulation (EC) 1606 of July 2002, the Campari Group adopted the international accounting standards (IAS / IFRS) issued by the International Accounting Standards Board from 1 January 2005.

This section contains a reconciliation between the profit and loss account drawn up by the former method, i.e. under Italian accounting standards, and the profit and loss account resulting from the application of IAS / IFRS to the first quarter of 2005, presented here for comparison purposes, together with the related explanatory notes.

The principles applied in the preparation of the consolidated report for the quarter ending 31 March 2005 are the same as those used to draw up the financial statements for the year ending 31 December 2005.
Please see section 4 (Summary of accounting principles) of the notes to the consolidated accounts for the year ending 31 December 2005 for further details.

First-time application of international accounting standards

The Campari Group has applied the international accounting standards retrospectively, except where exemptions granted under IFRS 1 have been applied.

Specifically, the accounting options adopted by the Group for the first-time application of the international accounting standards are as follows:

- business combinations: the Group chose not to apply IFRS 3 (Business Combinations) retrospectively to transactions that took place before the date of transition to IAS / IFRS (1 January 2004); the amortisation of goodwill and trademarks recorded at 1 January 2004 has therefore been suspended;
- fair value or revaluation as deemed cost: the Group chose to maintain the historical cost as an alternative to fair value or revalued cost at the date of transition, maintaining the revaluations carried out before 1 January 2004. At the date of revaluation, the valuation was comparable to the fair value;
- employee benefits: the Group decided to recognise all cumulative actuarial gains and losses as of 1 January 2004, resulting from the valuations of employee benefits as defined benefit plans;
- cumulative translation differences: the Group reset to zero the cumulative translation differences resulting from the consolidation of foreign subsidiaries outside the eurozone as of the date of transition to IAS / IFRS (1 January 2004);
- financial instruments: the Group opted to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) from 1 January 2005.
- share-based payments: in the case of equity-settled transactions, the Group applied IFRS 2 (Share-Based Payments) to the allocation of stock options issued after 7 November 2002, which had not matured when IFRS 2 came into force (1 January 2005);
- non-current assets held for sale: the Group chose to apply IFRS 5 (Non-Current Assets Held For Sale and Discontinued Operations) in advance to periods ending before the effective date of IFRS 5 (1 January 2005).

The valuation and measurement of figures shown in the reconciliation statements below are based on the International Accounting Standards and interpretations thereof, and guidelines

issued by the International Financial Reporting Interpretation Committee (IFRIC), effective from 31 December 2005.

Reconciliation of the profit and loss account for the first quarter of 2005

This note illustrates the reconciliation of the profit and loss account figures for the first quarter of 2005, drawn up pursuant to Italian accounting standards, with the corresponding values reclassified under IAS / IFRS.
The figures for the quarter ending 31 March 2005 shown below have not been audited.

Effects of the transition to IAS/IFRS on the consolidated profit and loss account for the first quarter of 2005

(€ thousand)	Italian accounting standards (*)	Effect of the transition to IAS/IFRS: Reclassification owing to changes in accounting treatment	Reclassification	Note	Adjustments	Note	IAS / IFRS	
Net sales	**152,625**	**-**	**(5,781)**	i	**-**		**146,844**	**Net sales**
Cost of materials	(46,372)							
Production costs	(12,929)							
Total cost of goods sold	(59,301)	-	-		25		(59,276)	Cost of goods sold
Gross profit	**93,324**	**-**	**(5,781)**		**25**		**87,568**	**Gross profit**
Advertising and promotional costs	(27,587)	-	5,781	i	25		(21,781)	Advertising and promotional costs
Sales and distribution costs	(19,561)	-	-		-		(19,561)	Sales and distribution costs
Trading profit	**46,176**	**-**	**-**		**50**		**46,226**	**Trading profit**
General and administrative expenses	(13,094)	75	50	ii	(131)		(13,100)	General and administrative expenses and other operating costs
Other operating income	75	(75)	-		-		-	
Goodwill and trademark amortisation	(10,206)	-	-		10,206	B	-	
			386	iii	-		386	Other one-offs
EBIT before one-offs	**22,951**	**-**	**436**		**10,125**		**33,512**	
One-offs	-	-	-		-		-	
EBIT	**22,951**	**-**	**436**		**10,125**		**33,512**	**EBIT**
Net financial income (charges)	(2,778)	-	(50)	ii	(145)		(2,973)	Net financial income (charges)
			(158)	iv	-		(158)	Share in profit (loss) of companies valued at equity
Other non-operating income (charges)	228	-	(228)	iii, iv	-		-	
Profit before taxes	**20,401**	**-**	**-**		**9,980**		**30,381**	**Profit before taxes**
Minority interests	(431)	-	-		-		(431)	Minority interests
Group profit before taxes	**19,970**	**-**	**-**		**9,980**		**29,950**	**Group profit before taxes**

(*) reclassified figures incorporated in the quarterly report for the period ending 31 March 2005

Reconciliation of Group profit before taxes for the first quarter of 2005

(€ thousand)	Note	First quarter 2005
Group profit before taxes under Italian accounting principles		**19,970**
Start-up and expansion costs and other intangible fixed assets	A	170
Goodwill and trademarks	B	10,206
Employee benefits	C	(186)
Stock options	D	(210)
Total adjustments		**9,980**
Less portion of adjustments attributable to minorities		-
Group profit before taxes under IAS / IFRS		**29,950**
Minority interests		431
Profit before taxes under IAS / IFRS		**30,381**

EXPLANATORY NOTES

The following explanatory notes are provided on the main reclassifications and reconciliations applied to the Group's net profit following the transition to IAS / IFRS.

RECLASSIFICATIONS

i. Net sales

In line with the approach adopted by the sector, the value of product sales to major retailers was determined by disclosing the related revenues net of promotional costs.
Promotional costs, which are invoiced by the retailer, are generally valued according to actual sales volumes and represent an essential condition for the agreement of product sales contracts. The amount is negotiated at the same time as the sales contract, of which it forms an integral part.
These costs, totalling € 5,781,000 in 2005, have thus been reclassified, so directly reducing the sales figure.

ii. Bond issue expenses

Under Italian accounting principles, bonds must be shown at the residual nominal value (principal); any issue premiums or discounts, as well as issue expenses, are deferred and amortised over the term of the bond.
Under IAS / IFRS, however, the value of bonds must be shown net of these costs.
This has necessitated a reclassification of the amortisation of issue costs capitalised under intangible fixed assets in the first quarter of 2005.
The charge of € 50,000 initially recognised has therefore been reclassified from "General and administrative expenses and other operating costs" to "Net financial income (charges)".

iii. Other non-operating income (charges)

Under IAS / IFRS, all costs and income are deemed to relate to operational activity, even if they are unforeseen, unrelated to normal activity or non-recurring.
Therefore, no cost or income item may be classified as "extraordinary".
This has led to the reclassification of net income amounting to € 386,000 in 2005 from "other non-operating income (charges)" to "other one-offs", which is included in the calculation of EBIT.

iv. Profit of companies valued at equity

Under IAS / IFRS, the Group's share in the profit or loss of affiliates or joint ventures valued at equity should be disclosed as a specific item in the profit and loss account.
This has led to the reclassification of the amount recognised in this line (negative to the tune of € 158,000 in 2005) from "other non-operating income (charges)" to "share in profit (loss) of companies valued at equity".

ADJUSTMENTS

A - Start-up and expansion costs and other intangible fixed assets

Under IAS / IFRS, start-up and expansion costs and other intangible fixed assets that do not meet the requirements for recognition as assets are charged to the profit and loss account.

The effect of this alternative accounting treatment is to increase the net profit figure for the first quarter of 2005 by € 170,000, which reflects the reduced amortisation charge of these accounts.

B - Goodwill and trademarks

Under IAS / IFRS, goodwill and trademarks may no longer be amortised as they are deemed to be intangible assets with an indefinite useful life.
A test is carried out at least annually to determine whether there has been any deterioration in the book value of these assets (impairment test).
As the Group chose not to apply IFRS 3 (Business Combinations) retrospectively to transactions that took place before the date of transition, values for goodwill and trademarks continued to be recorded under Italian accounting standards.
To this end, cash generating units were identified for goodwill and trademarks.
Impairment tests applied to them confirmed the book values recorded under Italian accounting principles at 1 January 2004.
The application of IAS / IFRS has also entailed the elimination of amortisation of these accounts and a corresponding increase in net profit for the first quarter of 2005 of € 10,206.000.

C - Employee benefits

Italian accounting principles require recognition of the liability for the staff severance fund (TFR) based on the nominal liability accrued, in accordance with statutory regulations in force at the end of the reporting period.
Under IAS / IFRS, the staff severance fund falls under the category of defined benefit plans, which are subject to actuarial valuation to determine the present value of the amounts (payable upon termination of employment) that have accrued to employees at the reporting date.
The effect of this alternative accounting treatment is to reduce the net profit figure for the first quarter of 2005 by € 186,000, which reflects the increased allocation to the staff severance fund and the related financial component.

D - Stock options

IAS / IFRS stipulate that the total current value of stock options on the date of issue must be recorded in the profit and loss account as a cost.
For this reason, since these are deemed to be part of the salaries package, stock options issued on 8 July 2004 to employees, directors and individuals who regularly perform work for one or more Group companies are recorded under personnel and services costs.
The cost is calculated with reference to the fair value of the options allocated, determined by applying the Black-Scholes model; the portion relating to the accounting period in question is determined on a pro rata basis for the period to which the benefit relates (known as the vesting period).
The stock options are recorded at fair value with a contra-entry under "stock option reserve".
Under this alternative accounting treatment, the net profit figure for 2005 was reduced by € 210,000, reflecting higher personnel costs.